

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

John T. Greene
Executive Vice President, Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

  Re: Discover Financial Services
    Form 10-Q for the Quarterly Period Ended September 30, 2020
    Filed October 26, 2020
    File No. 001-33378

Dear Mr. Greene:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Quality
Impact of COVID-19 on Loan Quality, page 63

1. We note your tabular presentation includes accounts that have been excluded from the TDR designation due to regulatory exemptions, along with the corresponding number and dollar amount of accounts. Please tell us what consideration has been given to including information in future filings that provides the reader with expanded insight into the underlying credit quality of those customers that were excluded from the TDR designation due to regulatory exemptions. The following are examples of information that would enhance transparency and granularity of your tabular and textual disclosures.
  • Quantify the number (or percentage) of those customers that have made a payment in the last payment cycle.

- Quantify the number (or percentage) of those customers that have made no payments since entering the program.
- Provide a distribution by most recent FICO score (e.g., 660 and above, and less than 660 or no scores).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas, Staff Accountant at (202)551-3452 or Hugh West, Branch Chief at (202)551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance